UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2020

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Commission File Number: 001-38067

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Verona Pharma plc
(Translation of registrant's name into English)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 16, 2020, Verona Pharma plc issued a press release (the "Notice of AGM Announcement") reporting that a hard copy of the Annual Report and Accounts for the year ended December 31, 2019, the Notice of Annual General Meeting and a Form of Proxy have been mailed to Shareholders of record as of March 13, 2020.

The Annual General Meeting of Verona Pharma will be held at the offices of Shakespeare Martineau at 60 Gracechurch Street, London, EC3V 0HR, United Kingdom at 10.30 a.m. on April 16, 2020.

The Notice of AGM Announcement is furnished herewith as Exhibit 1.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Notice of AGM Announcement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: March 30, 2020	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel